EXHIBIT 99.1

Completion of a bond offering by Rizobacter Argentina S.A.

Rosario, Argentina / April 26, 2019 — Bioceres Crop Solutions Corp. (NYSE American: BIOX) (the “Company” or “Bioceres”) announced that Rizobacter Argentina S.A., Bioceres’ subsidiary (the “Issuer”), completed the offering of $16,000,000 in aggregate principal amount of its secured notes due 2021 (the “Notes”).  The Notes are secured by mortgages over certain real estate assets of the Issuer and a pledge over the shares representing 10% of Rasa Holding LLC’s equity interest in the Issuer.

The Notes were offered and sold only outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes will not be registered under the Securities Act, and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any security and does not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. is a fully integrated provider of crop productivity solutions, including seeds, biologicals and fertilizers. The Company provides services for each stage of the crop cycle including harvest and transportation. Bioceres Crop Solutions Corp has its headquarters and primary operation in Argentina.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s and the Issuer’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company or the Issuer to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and Bioceres does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contact:

Investor Relations

investor@biocerescrops.com

https://biocerescrops.com/investor-contact/